BLUEFLY, INC.
                               42 West 39th Street
                            New York, New York 10018

October 16, 2006

VIA FACSIMILE AND EDGAR

Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attention: H. Christopher Owings

    Re:   Bluefly, Inc.
          Amendment No. 1 to Form S-3
          Registration No. 333-136866

Ladies and Gentlemen:

         Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, the undersigned Registrant hereby requests that the effectiveness of the above-captioned Registration Statement be accelerated so that it will be declared effective at 9:30 a.m., New York City time, on October 18, 2006, or as soon thereafter as practicable.

         The Registrant acknowledges that:

         1. should the Commission or the staff, acting pursuant to delegated authority, declare the Registration Statement effective, the Commission is not foreclosed from taking any action with respect to the Registration Statement;

         2. the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Registrant of its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

         3. the Registrant may not assert the declaration of effectiveness of the Registration Statement by the Commission or the staff as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

                                              BLUEFLY, INC.


                                              By:    /s/ Patrick Barry
                                                     ---------------------------
                                              Name:  Patrick Barry
                                              Title: Chief Operating Officer and
                                                     Chief Financial Officer